Exhibit 99
Letter to Shareholders
Second Quarter 2014

Our 92.6 combined ratio for the second quarter was quite solid with all products performing well within our acceptable profitability targets. These results were not, however, without some significant monthly variation, more characteristic perhaps of the first quarter. Closing out the quarter, June’s results included a healthy, in comparison to recent years, $57 million of catastrophe losses (mostly hail), significantly adding to the quarter’s catastrophe total of $130 million.

While catastrophe losses count the same as any other, they don’t cause quite the same concern for future pricing versus elevated loss ratios that are being driven by changing underlying trends. Our current outlook for those underlying severity trend estimates generally cluster around 3-4% for bodily injury and approximately 3-5% for physical damage, all consistent with estimates used for current price levels. We assess the current period to be very favorable for consumers with a now reasonably sustained period of very moderate rate inflation and no immediate outlook to suggest other than more of the same. Needless to say, with margins close to targets, it is critical to match those future trends in all products and markets, albeit with smaller changes closer to more observable consumer inflation rates.

While profitability was solid, our premium growth fell below expectations with our early year momentum having waned. Breaking growth down to our primary business drivers, we can be somewhat happy with the Direct distribution for auto, which continued to post positive year-over-year results for new applications at around 4% for the quarter and continued improvement in retention metrics, with policy life expectancy ahead of last year. As expected, policy life expectancy is on a more positive trajectory, but with yet greater potential.

Agency distribution for auto is for now our poorer performance area with new applications well behind levels from last year, largely reflecting the current competitive pricing in the channel. Our retention metrics for Agency are also building more slowly than those in Direct. We remain confident that our expense ratio, loss cost management, and expanding breadth provide long-term advantages and position us to continue to grow our very significant leadership position within the channel.

Year-over-year policies in force reflect these observations with Agency auto very slightly positive, rounding to flat, and Direct up around 7%. Our special lines business, where we enjoy products with high market share, is finding low written premium growth in part from higher average premiums and about a 1% increase in policyholders. Our Commercial Lines business is paying the unwelcome, but expected, cost in growth often associated with corrective pricing necessary to hit our demanding profitability targets. Those corrective actions are now behind us and our focus has shifted to future growth.

A highlight of the quarter was the introduction of an auto product to the agents of Massachusetts. This was the last U.S. auto market/distribution combination we did not serve and we are extremely happy now to be active in one of the largest independent agent marketplaces in the country. Benefiting from a significant tutorial from our Direct entry some years ago, we initiated production with a limited number of agents and have spent quality time with them. Very early results reflect many positives that align well with the mix of the business we seek and the advancement of key initiatives. Equally, though, there are still many opportunities. Snapshot® enrollment, for example, has started out with measures approximating those seen in Direct versus the generally much lower Agency numbers countrywide. We did make some design changes that increased the attractiveness to agents and their customers of this important initiative and we look forward to seeing if the advantaged measures are sustained and, if so, exporting those measures more broadly.

Another highlight for the quarter was the announcement at our May Investor Relations meeting that we will add a Progressive-underwritten renters product to our line-up. While renters does not offer huge premium upside, it is a critical part of our strategy of starting early in a customer’s insurance journey en route to becoming their destination carrier. A renters product for our auto customers, often a stepping stone for them to homeowners insurance, also allows us to improve our customers' claims experience when a loss involves both the auto and any vehicle contents. We expect significant rollout to be executed over the next eighteen months with increasing agent numbers and broader state coverage.

Our overall multi-product strategy, also highlighted at our Investor meeting in May, continues to make progress with the percentage of customers holding more than one policy growing; we see significant potential for further gains.

Somewhat behind the scenes, but facilitating much of how we provide our desired customer experiences, including essential real-time mobile capabilities, is our multi-year policy processing system development and implementation. This deployment is now in markets representing close to 80% of our total premium, and more than half of all active auto policies are on the system. The final steps are not trivial, but certainly many of the associated risks are well behind us now.

Our investment results continue to reflect our short duration and portfolio allocation preferences, now realizing modest improvements in our fully taxable equivalent total return on a year-over-year basis, but clearly reflective of the general low return environment. Perhaps the more significant capital event for the quarter was using the same environment to our favor by raising $350 million through the issuance of 30-year Senior Notes with a 4.35% coupon. We remain well within our debt-to-total capital guidelines.

With the first hurricane already announcing its presence, storms of a different kind may influence the third quarter, but, as we have commented many times, we are well prepared for our customers and often find advantages from such conditions. Our focus, with all else in hand, will be on growth and continuing the execution of our primary initiatives and elements of the strategy outlined at our investor day.

A replay of the investor day presentation is available on the investor relations section of progressive.com under calendar of events.

/s/ Glenn M. Renwick
Glenn M. Renwick
President and Chief Executive Officer